                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                  (Amendment No.              )

                      NATION ENERGY, INC.
                _______________________________
                        (Name of Issuer)

                          Common Stock
                _______________________________
                 (Title of Class of Securities)

                          632383 10 5
                _______________________________
                         (CUSIP Number)

                           John Hislop
               Suite 1100-609 West Hastings Street
                 Vancouver, B.C., Canada V6B 4W4
                         (604) 688-4712
               ____________________________________
    (Name, address and telephone number of person authorized
             to receive notices and communications)

                        January 22, 2001
                _______________________________

    (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 632383 10 5

1    NAME OF REPORTING PERSON
     Sextan Capital

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [   ]
     (b) [   ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

5    SOURCE OF FUNDS
     AF

6    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)                    [   ]

   NUMBER OF SHARES
     BENEFICIALLY
       OWNED BY
         EACH          7    SOLE VOTING POWER
      REPORTING             3,000,000
        PERSON
         WITH
                       8    SHARED VOTING POWER
                            -0-

                       9    SOLE DISPOSITIVE POWER
                            3,000,000

                       10   SHARED DISPOSITIVE POWER
                            -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27%

12   TYPE OF REPORTING PERSON
     CO

          Unless otherwise indicated herein, each capitalized
term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to shares of Nation Energy, Inc. (the "Company") common stock, par value $0.001 per share (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Sextan Capital
("Sextan").  Sextan's business address is 101 Convention Center
Drive, Suite 1200, Las Vegas, Nevada 89109.  Sextan is a wholly owned subsidiary of Cubix Investment Inc.,  and is a venture investment corporation which takes early equity and or debt
positions in emerging growth companies. Sextan is a Nevada
corporation.

     During the last five years, Sextan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating
activities subject to, federal or state securities laws or
finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On January 22, 2001, Sextan acquired 3,000,000 Common Shares from the Issuer in a transaction exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the
"1933 Act"), for an aggregate price of $3,000,000.  Sextan used working capital from its parent corporation, Cubix Investments
Inc., for the cash purchase.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Sextan acquired the Common Shares for investment purposes
only.  Sextan will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action subject to applicable law:  (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-
negotiated transactions; (iii) acquiring additional shares of the
Common Shares in the open market or in privately-negotiated
transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Shares.  Sextan has not as yet determined which of the courses of action specified in this
paragraph it may ultimately take.  Sextan's future actions with regard to this investment are dependent on its evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Shares, the
Issuer's prospects, and Sextan's portfolio.

     Except as set forth above, Sextan has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or
liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the
Issuer or any of its subsidiaries; (iv) any change in the present
Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi)
any other material change in the Issuer `s business or corporate structure; (vii) changes in the Issuer's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity
securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above.

     Sextan reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  As of January 22, 2001, Sextan beneficially owns
3,000,000 of the Common Shares.  Sextan beneficially owns
approximately 27% of the Common Stock, based on 11,020,000 shares outstanding.

     (b)  As of January 22, 2001, Sextan has sole power to vote or direct the vote and dispose or direct the disposition of
3,000,000 shares.

     (c)  Not applicable.

     (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         INVOLVING SECURITIES OF THE ISSUER.

     Sextan does not have any contracts, arrangements,
understandings or relationships (legal or otherwise) with any person with respect to the Common Shares, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
     None.

                            SIGNATURE

          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2001

                              Sextan Corporation, a Nevada
Corporation

                               /s/ JOHN R. HISLOP
                              ____________________________

                              By:  John R. Hislop
                              Its: President